EXHIBIT 99.52

Emerald Health Therapeutics’ Quebec Cannabis Operation Receives License Expansion for Total Facility Area

Verdélite aims to plant entire cultivation area by year end 2019

VANCOUVER, British Columbia, Oct. 07, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics’ (“Emerald”)(TSXV: EMH; OTCQX: EMHTF) wholly-owned cannabis production facility, Verdélite, in St. Eustache, Quebec, has received from Health Canada a license amendment for the complete growing and processing area in its 88,000 square foot indoor facility. The additional 50,000 square feet will allow Verdélite to expand production from 4 to 21 highly-controlled-environment grow rooms and to a total of 16 processing rooms. Planting in the newly licensed area is starting immediately, with the plan focused on having the expanded facility fully planted in eight weeks.

“Verdélite is now fully built and licensed across all its growing and processing areas, and I congratulate the team for this accomplishment,” said Thierry Schmidt, President of Verdélite. “As we expand production of Emerald Health Therapeutics products sold under the Emerald sales license, this step enables us to also continue advancing our marketing strategy encompassing Verdélite brands and direct sales to provincial/territorial wholesalers and authorized Canadian private retailers.”

“This new license amendment allows Verdélite to transition into its full commercial phase and positions Verdélite as a key growth contributor to Emerald's financial results in 2020,” said Riaz Bandali, Chief Executive Officer of Emerald. “With this extended, controlled indoor growing space and Verdélite’s unique cannabis strains, we aim to bring distinct and unique consumer-driven products to the Quebec market.”

Verdélite is a vertically integrated seed-to-sale indoor operation optimized for year-round production of high-quality craft cannabis through its highly controlled environment. Its established packaging and processing line are well equipped to manage significant volume and a wide diversity of value-added products.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis products focused on differentiated, value-added product development for medical and adult-use customers supported by novel intellectual property, large-scale cultivation, extraction, and softgel encapsulation, as well as unique marketing and distribution channels. Its 50%-owned Pure Sunfarms operation in British Columbia has reached its full run-rate annual production of approximately 75,000 kg at its first 1.1 million square foot greenhouse operation, Delta 3. Pure Sunfarm’s second 1.1 million square foot greenhouse, Delta 2, is planned to be in full production by the end of 2020. Emerald’s Verdélite subsidiary is a high-quality indoor growing and processing facility in Québec focused on premium, craft cannabis strains. Its Metro Vancouver organic greenhouse and outdoor operation is completing construction and working towards its final licensing extension. Emerald has contracted for approximately 1,000 acres of hemp annually in 2019 to 2022 with the objective of extracting low-cost CBD. The executive team is highly experienced in life sciences, product development, large-scale agri-business, and marketing.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include obtaining required regulatory approvals; production and processing capacity of various facilities; expansion of facilities; obtaining additional cultivation licenses and other permits; production at various facilities; receipt of hemp deliveries; entering into of strategic agreements; payments of amounts owed to and owed by Emerald; transplanting crops; obtaining final municipal approvals; assessment of cultivation and harvesting techniques; scale up of reliable, quality low-cost cannabis; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.